July 19, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch, Staff Attorney and Irene Barberena-Meissner, Staff Attorney,

Division of Corporation Finance, Office of Energy & Transportation

Re:	Alternus Clean Energy, Inc. Registration Statement on Form S-1, as amended Originally Filed: April 29, 2024, as amended July 1, 2024. File No. 333-278994

Dear Ladies and Gentlemen:

On behalf of our client, Alternus Clean Energy, Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 16, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No.2 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed July 1, 2024

General

1.	Please revise your disclosure to reflect applicable corresponding revisions made in response to our comment letter dated July 16, 2024 regarding your Form S-1 (333-276630) initially filed on January 19, 2024.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and in several sections of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (347) 824-8600 or Taliesin Durant, Chief Legal Officer to the Company at 207 530 2345.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Taliesin Durant, CLO Alternus Clean Energy, Inc.